HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

July 26, 2013

Mr. Kevin Woody, Branch Chief
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated Form 10-K for the year ended December 31, 2012 Filed February 20, 2013 File No. 1-11852

Dear Mr. Woody:

This letter is offered in response to the letter, dated July 12, 2013, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.

The Company’s response to the Staff’s comment follows:

Financial Statements

1. Summary of Significant Accounting Policies

Accounting for Acquisitions of Real Estate Properties with In-Place Leases, page 51

Comment No. 1: "We note your response to prior comment 11. Please provide us with a complete materiality analysis relating to the impact of not extending the amortization period of the below market renewal periods with respect to the three leases which you have identified. The materiality analysis should address each of the three years ending December 31, 2013."

Response: The Company's acquired real estate properties have not historically contained many below-market in-place leases and management had previously referenced three leases that were deemed likely to contain bargain renewal options. Under the provisions of ASC 805, management must exercise judgment in determining the existence of below-market in-place leases, quantifying their estimated value and estimating the life of the intangible. Management believes that the gross and net balances are presented fairly in all material respects as of December 31, 2011 and 2012 and will be for December 31, 2013.

The Company's experience in owning and managing multi-tenanted medical office buildings is that the existence of renewal options in leases with renewal rates that may be favorable in relation to current market rates does not guarantee that the tenant will exercise the options. Further, for a typical medical office building tenant, occupancy cost is a small percentage of its expense structure and, therefore, is not a significant factor in that typical business model. Other qualitative factors necessarily influence the tenant's decision. Physician tenants frequently consolidate with other practices, add services, change hospital affiliation, etc. Occupancy decisions are made by the tenants to enhance their operational effectiveness and alter their space needs in ways that may precipitate termination of the lease at the end of the initial term, without regard to the terms of a renewal option. For example, the initial lease term for one of the three leases the Company referenced in the response to the

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

Staff's initial comment expired on December 31, 2012. The tenant vacated the space upon expiration of the initial term without exercising any of the renewal options contained in its lease because the space was no longer suitable to the physician practice. The presumed bargain renewal option was not persuasive to the tenant to retain the space.
The three leases identified in the Company's prior response were initially determined by management to have an aggregate below-market in-place lease intangible value of approximately $0.4 million. The aggregate value, net of accumulated amortization, was approximately $0.3 million and $0.2 million as of December 31, 2011 and 2012, respectively and had an average amortization period of approximately 5 years.
The following analysis evaluates the quantitative materiality for the historical years of 2011 and 2012 of the below-market in-place lease intangibles associated with these leases assuming that the renewal options contained in the leases were bargains and all renewal options are exercised. The Company expects that the impact to 2013 will be in the same range as reflected for 2011 and 2012. The analysis represents the greatest possible impact on the Company's consolidated financial statements.

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

	2012	2011
(dollars in thousands, except per share information)
Relevant Information from the Consolidated Statements of Operations
Rental income	$301,055	$276,712
Estimated Overstatement	$50	$50
% Impact	0.02%	0.02%
Total revenues	$316,350	$291,592
Estimated Overstatement	$50	$50
% Impact	0.02%	0.02%
Income (loss) from continuing operations	$7,812	$(2,926)
Estimated Overstatement	$50	$50
% Impact	0.64%	(1.71)%
Net income (loss) attributable to common stockholders	$5,535	$(184)
Estimated Overstatement	$50	$50
% Impact (1)	0.90%	NM
Earnings Per Share - Diluted	$0.07	$—
Estimated Overstatement per share	$0.0006	$0.0007
% Impact on Reported Result(2)	—%	N/A

Relevant Information from the Consolidated Balance Sheets
Other liabilities	$60,175	$49,944
Cumulative Estimated Understatement	$(130)	$(80)
Cumulative % Impact	(0.22)%	(0.16)%
Total liabilities and equity	$2,539,972	$2,521,022
Cumulative Estimated Impact	$—	$—
Cumulative % Impact	—%	—%

Relevant Non-GAAP Measures
NAREIT-defined FFO	$104,665	$84,682
Estimated Overstatement	$50	$50
% Impact	0.05%	0.06%
NAREIT-defined FFO per share - diluted	$1.31	$1.15
Estimated Overstatement per share	$0.0006	$0.0007
% Impact on Reported Result	—%	—%
(1) NM - Not meaningful since the net loss approaches zero.
(2) N/A - Not applicable.

The quantitative analysis above demonstrates the inconsequential effects on the Company's consolidated results of operations and balance sheets for the extension of the amortization period of the below-market in-place lease intangibles had the leases been deemed to contain bargain renewal options.

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

In its evaluation of materiality, the Company also considers all of the contents of the Codified Staff Accounting Bulletins Topic 1 Section M. This section states that among the considerations that may well render material a quantitatively small misstatement of a financial statement item is whether the misstatement:

•	Arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	Masks a change in earnings or other trends

•	Hides a failure to meet analysts' consensus expectations for the enterprise

•	Changes a loss into income or vice versa

•	Concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

•	Affects the registrant's compliance with regulatory requirements

•	Affects the registrant's compliance with loan covenants or other contractual requirements

•	Has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	Involves concealment of an unlawful transaction

With respect to the qualitative conditions above:

•	None of these qualitative conditions existed for any period under analysis.

•	These intangibles are estimates that require management's judgment and, therefore, are not capable of precise measurement for the reasons described previously.

•
The Company's operating results (both FFO and GAAP-based results) as reported, as well as analysts' consensus estimates that are based solely on FFO per share, are not affected by changes in the amortization period of these intangibles.

•	No other legal, regulatory, or contractual requirement is impacted by these items.

Management believes that there are no other circumstances, quantitative or qualitative in nature, under which the Company's accounting for these below-market in-place lease intangibles, and the greatest possible impact as described herein, would influence the judgment of any reasonable person relying upon the consolidated financial statements of the Company.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer

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